CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603




                              February 19, 2019



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                              FT 7878
           Balanced Income Equity and ETF Opportunity Portfolio, Series 8
                                    (the "Trust")
                        CIK No. 1759837 File No. 333- 229133
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1.   PLEASE   CONSIDER  DELETING  THE  SECTION  ENTITLED  "WHAT  IS  ASSET
ALLOCATION?"

      Response: This section has been deleted from the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            _____________________________
                                                Daniel J. Fallon